Pacific Rim Geological Consulting, Inc
P.O. Box 81906, Fairbanks, Alaska, USA 99708
Phone (907) 458-8951 Fax (907) 458-8511 Email: Bundtzen@mosquitonet.com

February 2nd , 2012

Garry L. Anselmo
Silverado Gold Mines, Ltd.
5455 152nd Street, Suite 308
Surrey, British Columbia
CANADA, V3S 5A5

Dear Mr. Anselmo (Garry):

This is in response to your request for comments related to a correspondence to Silverado Gold Mines Ltd. (Silverado) from H. Roger Schwall of the U.S. Security and Exchange Commission, dated January 24th, 2012. The following comments will reference chapters in the NI 43-101F1 Technical Report prepared for Silverado entitled:

Update on Lode Mineral Resource and Reserve Estimates, Antimony-Gold Lode Deposits, Nolan Creek, Wiseman B-1 Quadrangle, Koyukuk Mining District, Alaska, July 9th, 2011, which was prepared by me.

Under “Engineering Comments’, the USSEC writer indicates that they were unable to locate any capital or operating costs associated with the underground development and access ramp development in the financial model. On page 164 of the above referenced Technical Report, in Sunken Costs (18.9.5) , the cost of exploration drilling, the underground development, including the access ramp, the geochemical sampling and metallurgical testing are all included. Broken down, these are: 1) exploration drilling ($425,000), underground drifting and channeling ($185,000), and bulk sample analysis and camp-related expenses ($100,000). The total of $710,000 is included in upfront accumulated costs estimates during the Base Cash Flow Study (18.9.7) and Alternative Cash Flow Calculations (18.9.8) of the Technical Report. The underground mining costs considered during the production phase are in the Monthly Project Operating Costs (18.8.2) . The capital costs estimates (equipment) for the proposed mine are included in: Total Project Capital Costs Estimates for the Nolan Lode Project (18.7.2) .

A second question concerns why the price of $700/ounce gold and $2.25/pound were used in the ‘base case’ mineral reserve study in the NI 43-101F1 Report. It was my judgment to use the five year calculated average prices through the end of 2008 as presented in the previous NI 43-101F1 Technical Report, issued June, 2009. One alternate cash flow study that explored Price sensitivity in the Technical Report used $900/ounce gold and $3.00/pound antimony. Both antimony and gold have since fluctuated. Note that, due to the initial effects of the severe economic recession, prices dipped below the average five year values discussed above until late 2009; then prices recovered and began to rise again. Although commodity prices are now above the average used in the Technical Report, antimony prices, for example, are now drifting down again. In summary, the commodity prices used in the July, 2011 Technical Report reflect a conservative economic scenario, which I judged to be realistic.

I hope that these comments answer the comments presented in the USSEC correspondence dated January 24th of this year.

Sincerely,

Thomas K. Bundtzen
AIPG Certified Professional Geologist